UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Blue Capital Reinsurance Holdings Ltd.

(Name of Issuer)

Common Shares, par value $1.00 per share

(Title of Class of Securities)

G1190F107

(CUSIP Number)

Tetsuya Morito
Sompo Holdings, Inc.
26-1, Nishi-Shinjuku 1-chome
Shinjuku-ku, 160-8338
Tokyo, Japan

with a copy to:

Kenneth J. Lebrun, Esq.
Shearman & Sterling LLP
Fukoku Seimei Building, 5th Floor
2-2-2 Uchisaiwaicho
Chiyoda-ku, Tokyo 100-0011
Japan
+81-3-5251-1601

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1		NAME OF REPORTING PERSONS Sompo Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
Number of Shares Beneficially Owned by Each Reporting person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,911,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.3%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

1		NAME OF REPORTING PERSONS Sompo Japan Nipponkoa Insurance Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
Number of Shares Beneficially Owned by Each Reporting person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,911,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.3%
14		TYPE OF REPORTING PERSON (See Instructions) IC

SCHEDULE 13D

1		NAME OF REPORTING PERSONS Endurance Specialty Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
Number of Shares Beneficially Owned by Each Reporting person With	7	SOLE VOTING POWER 411,518
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 411,518
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,911,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.3%
14		TYPE OF REPORTING PERSON (See Instructions) IC

SCHEDULE 13D

1		NAME OF REPORTING PERSONS Endurance Specialty Insurance Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
Number of Shares Beneficially Owned by Each Reporting person With	7	SOLE VOTING POWER 2,500,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,500,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,911,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.3%
14		TYPE OF REPORTING PERSON (See Instructions) IC

The purpose of this Amendment No. 7 to Schedule 13D (this “Amendment”) is to substitute Endurance Specialty Insurance Ltd., a Bermuda exempted company (“Endurance Bermuda”), a wholly-owned subsidiary of Endurance Specialty Holdings Ltd., a Bermuda exempted company (“Endurance”), for Montpelier Reinsurance Ltd., a Bermuda exempted company (“Montpelier Re”), as a Reporting Person (defined below) as a result of the merger, effective December 29, 2015, of Montpelier Re into Endurance Bermuda, and to add Sompo Holdings, Inc. (“Sompo”) and Sompo Japan Nipponkoa Insurance Inc. (“SJNI”) as Reporting Persons as a result of the merger, effective March 28, 2017, pursuant to which Volcano International Limited, a Bermuda exempted company and a direct, wholly-owned subsidiary of SJNI (the “Endurance Merger Sub”), merged with and into Endurance, with Endurance surviving the merger as a direct, wholly-owned subsidiary of SJNI and an indirect, wholly-owned subsidiary of Sompo.  Except as set forth in this Amendment, all previous Items are unchanged.  Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D filed by Montpelier Re and Montpelier Re Holdings Ltd., a Bermuda exempted company (“Montpelier”) with the SEC on November 13, 2013 (the “Original 13D”).

Item 2. Identity and Background

Item 2 of the Original 13D is hereby deleted in its entirety and replaced with the following:

(a)    This Schedule 13D is being filed by Sompo, SJNI, Endurance and Endurance Bermuda (collectively, the “Reporting Persons”).

(b)    The address and principal executive office of Sompo and SJNI is 26-1, Nishi-Shinjuku 1-chome, Shinjuku-ku, 160-8338, Tokyo, Japan.  The address and principal executive office of Endurance and Endurance Bermuda is Waterloo House, 100 Pitts Bay Road, Pembroke HM08 Bermuda.

(c)    Sompo is a publicly-traded financial services holding company organized under the laws of Japan that, through various operating subsidiaries, is engaged in the provision of insurance services, operating through Domestic Property and Casualty Insurance, Domestic Life Insurance and Overseas Insurance, as well as other services including pensions, asset management and healthcare businesses.  Sompo’s shares are listed and posted for trading on the Tokyo Stock Exchange.

SJNI is property and casualty insurance company organized under the laws of Japan and a direct, wholly-owned subsidiary of Sompo.  SJNI was established through the merger of Sompo Japan Insurance Inc. and Nipponkoa Insurance Co., Ltd. in September 2014.

Endurance is a global specialty provider of property and casualty insurance and reinsurance and a direct, wholly-owned subsidiary of SJNI.  Through its operating subsidiaries, Endurance writes agriculture, casualty and other specialty, professional lines and property, marine and energy lines of insurance and catastrophe, property, casualty, professional lines and specialty lines of reinsurance.

Endurance Bermuda is a wholly-owned subsidiary of Endurance registered in Bermuda under the Insurance Act as a Class 4 insurer to provide insurance and reinsurance on a rated basis.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of the Reporting Persons are set forth on Annex A hereto and are incorporated by reference herein in their entirety.

(d)    During the past five years, none of the Reporting Persons or, to their knowledge, persons listed on Annex A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the past five years, none of the Reporting Persons or, to their knowledge, persons listed on Annex A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original 13D is hereby supplemented to include the following:

Effective July 31, 2015, in accordance with the Agreement and Plan of Merger, dated as of March 31, 2015, among Montpelier, Endurance and Millhill Holdings Ltd., a direct, wholly-owned subsidiary of Endurance (“Montpelier Merger Sub”) (the “Montpelier Merger Agreement”), Montpelier was merged with and into Montpelier Merger Sub with Montpelier Merger Sub continuing as the surviving company, as a result of which Endurance became the beneficial owner of the reported shares of the Issuer formerly beneficially owned by Montpelier (the “First Montpelier Merger”).  Upon completion of the First Montpelier Merger, each share of common stock, 1/6 cent par value per share, of Montpelier issued and outstanding immediately prior to the effective time of the First Montpelier Merger was converted into the right to receive 0.472 of an ordinary share, par value $1.00 per share, of Endurance and cash in lieu of any fractional share to which the holder was entitled (the “Montpelier Merger Consideration”).  In addition, pursuant to the terms and conditions of the Montpelier Merger Agreement and prior to the effective time of the First Montpelier Merger, Montpelier paid a special dividend of $9.89 per Montpelier common share to the holders of record of issued and outstanding Montpelier common shares as of July 30, 2015, the record date for such special dividend.  Immediately following the First Montpelier Merger, Montpelier Merger Sub merged with and into Endurance pursuant to a merger agreement, dated as of July 31, 2015, by and between Endurance and Montpelier Merger Sub (the “Second Montpelier Merger”).  As a result of the Second Montpelier Merger, Endurance became the beneficial owner of the reported shares of the Issuer formerly beneficially owned by Montpelier.

Effective December 29, 2015, Montpelier Re merged with and into Endurance Bermuda with Endurance Bermuda continuing as the surviving company (the “Montpelier Re Merger”).  As a result of the Montpelier Re Merger, Endurance Bermuda became the beneficial owner of the reported shares of the Issuer formerly beneficially owned by Montpelier Re.

Effective March 28, 2017, in accordance with the Agreement and Plan of Merger, dated as of October 5, 2016, among Endurance, Sompo and Endurance Merger Sub (the “Endurance Merger Agreement”), Endurance Merger Sub merged with and into Endurance, with Endurance surviving the Endurance Merger as a direct, wholly-owned subsidiary of SJNI and an indirect, wholly owned subsidiary of Sompo (the “Endurance Merger”).  As a result of the Endurance Merger, Sompo and SJNI became beneficial owners of the reported shares of the Issuer formerly beneficially owned by Endurance.

Item 4. Purpose of Transaction

Item 4 of the Original 13D is hereby deleted in its entirety and replaced with the following:

On July 31, 2015, Montpelier and Montpelier Merger Sub consummated the First Montpelier Merger in accordance with the Montpelier Merger Agreement.  As a result of the First Montpelier Merger, Montpelier ceased to exist as a separate entity and each outstanding common share of Montpelier was cancelled and converted into the right to receive the Montpelier Merger Consideration.  Immediately following the First Montpelier Merger, Endurance and Montpelier Merger Sub consummated the Second Montpelier Merger resulting in Endurance becoming the beneficial owner of the reported shares of the Issuer formerly beneficially owned by Montpelier.

On December 29, 2015, Montpelier Re and Endurance Bermuda consummated the Montpelier Re Merger.  As a result of the Montpelier Re Merger, Montpelier Re ceased to exist as a separate entity, resulting in Endurance Bermuda becoming the beneficial owner of the reported shares of the Issuer formerly beneficially owned by Montpelier Re.

On March 28, 2017, Endurance and Volcano consummated the Endurance Merger in accordance with the Endurance Merger Agreement.  As a result of the Endurance Merger, Sompo and SJNI also became the beneficial owners of the reported shares of the Issuer formerly beneficially owned by Endurance.

Pursuant to the Shareholder and Registration Rights Agreement, dated as of November 12, 2013 between the Issuer and Montpelier Re, Endurance Bermuda (as the successor to Montpelier Re) will have the right to nominate two of the Issuer’s five directors (or, if the Issuer’s Board of Directors consists of more than five directors, not less than 40% of the total board seats at any given time) until the later of the date on which (1) Endurance (as the successor to Montpelier), or any of its wholly-owned subsidiaries, sell any of their Common Shares and (2) Endurance (as the successor to Montpelier), or any of its wholly-owned subsidiaries, own less than 5% of the Common Shares.  Endurance Bermuda will have the right to designate one of its nominees as chairman of the Issuer’s Board of Directors.  In their capacity as a director of the Issuer, Endurance Bermuda’s nominees on the Issuer’s Board of Directors may take an active role in working with the Issuer’s management on operational, financial and strategic initiatives.

Members of the Issuer’s management are also employees of the Reporting Persons.  In their capacity as management of the Issuer, these employees may take an active role with respect to the Issuer’s operational, financial and strategic initiatives.

The Reporting Persons regularly review the Issuer’s business, performance, condition (financial or otherwise), results of operations, operations, competitive position, share price and anticipated future developments and prospects, as well as general economic conditions and existing and anticipated market and industry conditions and trends affecting the Issuer.  The Reporting Persons regularly discuss such matters with the Issuer’s management and Board of Directors either directly or through Board participation.  As a result of these or other factors and any such discussions, the Reporting Persons may, and reserve the right to, formulate and actively participate in any plans or proposals regarding the Issuer, including any of the actions or transactions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D, and to change their intentions with respect thereto at any time, as they deem appropriate.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  March 29, 2017

Sompo Holdings, Inc.

By:	/s/ Shigeru Ehara
Name:	Shigeru Ehara
Title:	Representative Director,
Senior Managing Executive Officer

Sompo Japan Nipponkoa Insurance Inc.

By:	/s/ Shigeru Ehara
Name:	Shigeru Ehara
Title:	Director,
Senior Managing Executive Officer

Endurance Specialty Holdings Ltd.

By:	/s/ John V. Del Col
Name:	John V. Del Col
Title:	General Counsel & Secretary

Endurance Specialty Insurance Ltd.

By:	/s/ John V. Del Col
Name:	John V. Del Col
Title:	General Counsel & Secretary

Annex A

The following table sets forth the name, present business address, present occupation and citizenship of each director and executive officer of the Reporting Persons as of March 29, 2017.

DIRECTORS AND EXECUTIVE OFFICERS OF SOMPO HOLDINGS, INC.

Name	Present Business Address	Present Occupation	Citizenship

Kengo Sakurada	1-26-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo 160-8338, Japan	Group CEO, Representative Director, President and Executive Officer of Sompo Holdings, Inc. / Director of Sompo Japan Nipponkoa Insurance Inc.	Japan

Shinji Tsuji	1-26-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo 160-8338, Japan	Representative Director, Deputy President and Senior Managing Executive Officer of Sompo Holdings, Inc.	Japan

Shigeru Ehara	1-26-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo 160-8338, Japan
Representative Director, Senior Managing Executive Officer,  General Manager, China & East Asia Regional Headquarters of Sompo Holdings, Inc. / Director, Senior Managing Executive Officer, General Manager, China & East Asia Regional Headquarters of Sompo Japan Nipponkoa Insurance Inc.
Japan

Shoji Ito	1-26-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo 160-8338, Japan	Director, Managing Executive Officer of Sompo Holdings, Inc. / Director, Managing Executive Officer of Sompo Japan Nipponkoa Insurance Inc.	Japan

Masato Fujikura	1-26-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo 160-8338, Japan	Director, Managing Executive officer of Sompo Holdings, Inc. / Director, Managing Executive Officer of Sompo Japan Nipponkoa Insurance Inc.	Japan

Koichi Yoshikawa	1-26-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo 160-8338, Japan	Director, Managing Executive Officer of Sompo Holdings, Inc. / Director, Managing Executive Officer of Sompo Japan Nipponkoa Insurance Inc.	Japan

Mikio Okumura	1-26-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo 160-8338, Japan / 15F, Shinagawa Seaside East Tower, 12-8, Higashishinagawa 4-chome, Tokyo 140-0002, Japan	Director, Executive Officer of Sompo Holdings, Inc. / Representative Director and President of Sompo Care Inc.	Japan

Keiji Nishizawa	1-26-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo 160-8338, Japan	Director of Sompo Holdings, Inc. / Representative Director, President and Chief Executive Officer of Sompo Japan Nipponkoa Insurance Inc.	Japan

Kaoru Takahashi	1-26-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo 160-8338, Japan / 6-13-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo 160-8626, Japan	Director of Sompo Holdings, Inc. / Representative Director, President and Chief Executive Officer of Sompo Japan Nipponkoa Himawari Life Insurance, Inc.	Japan

Sawako Nohara	Shiroyama Trust Tower 27th Floor, 4-3-1 Toranomon, Minato-ku, Tokyo 105-6027, Japan	Representative Director and President of IPSe Marketing, Inc	Japan

Isao Endo	ARK Mori Building 23rd Floor, 1-12-32 Akasaka, Minato-ku, Tokyo 107-6023, Japan	Chairman of Roland Berger Ltd.	Japan

Tamami Murata	Tokyo Building 7th Floor, 3-1-7 Kojimachi, Chiyoda-ku, Tokyo 102-0083, Japan	Attorney at Law of Murata Law Office	Japan

Scott Trevor Davis	3-34-1 Nishi-Ikebukuro, Toshima-ku, Tokyo 171-8501, Japan	Professor of the Department of Global Business, College of Business, Rikkyo University	Australia

DIRECTORS AND EXECUTIVE OFFICERS OF SOMPO JAPAN NIPPONKOA INC.

Name	Present Business Address	Present Occupation	Citizenship

Masaya Futamiya	1-26-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo 160-8338, Japan	Representative Director, Chairman of Sompo Japan Nipponkoa Insurance Inc.	Japan

Keiji Nishizawa	1-26-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo 160-8338, Japan	Director of Sompo Holdings, Inc. / Representative Director, President and Chief Executive Officer of Sompo Japan Nipponkoa Insurance Inc.	Japan

Shiro Sato	1-26-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo 160-8338, Japan	Representative Director, Senior Managing Executive Officer of Sompo Japan Nipponkoa Insurance Inc.	Japan

Shigeru Ehara	1-26-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo 160-8338, Japan
Representative Director, Senior Managing Executive Officer,  General Manager, China & East Asia Regional Headquarters of Sompo Holdings, Inc. / Director, Senior Managing Executive Officer, General Manager, China & East Asia Regional Headquarters of Sompo Japan Nipponkoa Insurance Inc.
Japan

Masato Fujikura	1-26-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo 160-8338, Japan	Director, Managing Executive officer of Sompo Holdings, Inc. / Director, Managing Executive Officer of Sompo Japan Nipponkoa Insurance Inc.	Japan

Takashi Yonekawa	1-26-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo 160-8338, Japan	Director, Managing Executive Officer, General Manager, 1st Kansai Regional Headquarters of Sompo Japan Nipponkoa Insurance Inc.	Japan

Shoji Ito	1-26-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo 160-8338, Japan	Director, Managing Executive Officer of Sompo Holdings, Inc. / Director, Managing Executive Officer of Sompo Japan Nipponkoa Insurance Inc.	Japan

Shinichi Urakawa	1-26-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo 160-8338, Japan	Managing Executive Officer of Sompo Holdings, Inc. / Director, Managing Executive Officer of Sompo Japan Nipponkoa Insurance Inc.	Japan

Toshihiro Wada	1-26-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo 160-8338, Japan	Director, Managing Executive Officer of Sompo Japan Nipponkoa Insurance Inc.	Japan

Hisato Hosoi	1-26-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo 160-8338, Japan	Director, Managing Executive Officer of Sompo Japan Nipponkoa Insurance Inc.	Japan

Koichi Yoshikawa	1-26-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo 160-8338, Japan	Director, Managing Executive Officer of Sompo Holdings, Inc. / Director, Managing Executive Officer of Sompo Japan Nipponkoa Insurance Inc.	Japan

Kengo Sakurada	1-26-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo 160-8338, Japan	Group CEO, Representative Director, President and Executive Officer of Sompo Holdings, Inc. / Director of Sompo Japan Nipponkoa Insurance Inc.	Japan

Norimasa Kuroda	Mizuho Trust & Banking Co., Ltd. 1-2-1, Yaesu, Chuo-ku, Tokyo 103-8670, Japan	Advisor of Mizuho Trust & Banking Co., Ltd.	Japan

Fujiyo Ishiguro	Tokyu Ginza 2 Chome Building, 2-15-2 Ginza, Chuo-ku, Tokyo 104-0061, Japan	Representative Director, President & CEO of Netyear Group Corporation	Japan

DIRECTORS OF ENDURANCE SPECIALTY HOLDINGS LTD.

Name	Present Business Address	Present Occupation	Citizenship

John R. Charman	Waterloo House, 100 Pitts Bay Road Pembroke, HM 08 Bermuda	Chairman of the Board and the Chief Executive Officer of Endurance Specialty Holdings Ltd.	United Kingdom

John T. Baily	Waterloo House, 100 Pitts Bay Road Pembroke, HM 08 Bermuda	Director at Endurance Specialty Holdings Ltd.	United States of America

Shigeru Ehara	1-26-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo 160-8338, Japan
Representative Director, Senior Managing Executive Officer,  General Manager, China & East Asia Regional Headquarters of Sompo Holdings, Inc. / Director, Senior Managing Executive Officer, General Manager, China & East Asia Regional Headquarters of Sompo Japan Nipponkoa Insurance Inc.
Japan

Nigel Frudd	1-26-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo 160-8338, Japan	Managing Executive Officer of Sompo Holdings, Inc.	United Kingdom

Junichi Tanaka	1-26-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo 160-8338, Japan
Managing Executive Officer, General Manager, Europe & South America Regional Headquarters of Sompo Holdings, Inc. / Managing Executive Officer, General Manager, Europe & South America Regional Headquarters of Sompo Japan Nipponkoa Insurance Inc.
Japan

EXECUTIVE OFFICERS OF ENDURANCE SPECIALTY HOLDINGS LTD.

Name	Present Business Address	Present Occupation	Citizenship

John Charman	Waterloo House, 100 Pitts Bay Road Pembroke, HM 08 Bermuda	Chairman of the Board and the Chief Executive Officer of Endurance Specialty Holdings Ltd.	United Kingdom

John V. Del Col	Waterloo House, 100 Pitts Bay Road Pembroke, HM 08 Bermuda	General Counsel & Secretary of Endurance Specialty Holdings Ltd.	United States of America

Christopher Gallagher	Waterloo House, 100 Pitts Bay Road Pembroke, HM 08 Bermuda	Chief Risk Officer & Group Actuary of Endurance Specialty Holdings Ltd.	United Kingdom

Brian W. Goshen	Waterloo House, 100 Pitts Bay Road Pembroke, HM 08 Bermuda	Chief Administrative Officer of Endurance Specialty Holdings Ltd.	United States of America

John A. Kuhn	Waterloo House, 100 Pitts Bay Road Pembroke, HM 08 Bermuda	Chief Executive Officer, Global Insurance of Endurance Specialty Holdings Ltd.	United States of America

Michael J. McGuire	Waterloo House, 100 Pitts Bay Road Pembroke, HM 08 Bermuda	Chief Financial Officer of Endurance Specialty Holdings Ltd.	United States of America

Stephen Young	Waterloo House, 100 Pitts Bay Road Pembroke, HM 08 Bermuda	Chief Executive Officer, Global Reinsurance of Endurance Specialty Holdings Ltd.	Bermuda

DIRECTORS OFFICERS OF ENDURANCE SPECIALTY INSURANCE LTD.

Name	Present Business Address	Present Occupation	Citizenship

John Charman	Waterloo House, 100 Pitts Bay Road Pembroke, HM 08 Bermuda	Chairman of the Board and the Chief Executive Officer of Endurance Specialty Holdings Ltd.	United Kingdom

Yoshitaka Abe	1-26-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo 160-8338, Japan	General Manager, Europe & South America Regional Headquarters of Sompo Japan Nipponkoa Insurance Inc.	Japan

John V. Del Col	Waterloo House, 100 Pitts Bay Road Pembroke, HM 08 Bermuda	General Counsel & Secretary of Endurance Specialty Holdings Ltd.	United States of America

Nigel Frudd	1-26-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo 160-8338, Japan	Managing Executive Officer of Sompo Holdings, Inc.	United Kingdom

Atsushi Mizuguchi	1-26-1, Nishi-Shinjuku, Shinjuku-ku, Tokyo 160-8338, Japan
Executive Officer, General Manager, North America Regional Headquarters of Sompo Holdings, Inc. / Executive Officer, General Manager, North America Regional Headquarters of Sompo Japan Nipponkoa Insurance Inc.
Japan

EXECUTIVE OFFICERS OF ENDURANCE SPECIALTY INSURANCE LTD.

Name	Present Business Address	Present Occupation	Citizenship

John Charman	Waterloo House, 100 Pitts Bay Road Pembroke, HM 08 Bermuda	Chief Executive Officer of Endurance Specialty Insurance Ltd.	United Kingdom

John V. Del Col	Waterloo House, 100 Pitts Bay Road Pembroke, HM 08 Bermuda	General Counsel & Secretary of Endurance Specialty Insurance Ltd.	United States of America

Christopher Gallagher	Waterloo House, 100 Pitts Bay Road Pembroke, HM 08 Bermuda	Chief Risk Officer & Group Actuary of Endurance Specialty Insurance Ltd.	United Kingdom

Brian W. Goshen	Waterloo House, 100 Pitts Bay Road Pembroke, HM 08 Bermuda	Chief Administrative Officer of Endurance Specialty Insurance Ltd.	United States of America

John A. Kuhn	Waterloo House, 100 Pitts Bay Road Pembroke, HM 08 Bermuda	Chief Executive Officer, Global Reinsurance of Endurance Specialty Insurance Ltd.	United States of America

Michael J. McGuire	Waterloo House, 100 Pitts Bay Road Pembroke, HM 08 Bermuda	Chief Financial Officer of Endurance Specialty Insurance Ltd.	United States of America

Stephen Young	Waterloo House, 100 Pitts Bay Road Pembroke, HM 08 Bermuda	Chief Executive Officer, Global Reinsurance of Endurance Specialty Insurance Ltd.	Bermuda